Free Writing Prospectus

Merk Gold Trust

333-180868

Filed Pursuant to rule 433 and 164

Gold, Again?

Now you have a new, more sophisticated way to buy it.

By Terry Savage – June 24, 2014

Everyone seems to have the same attitude toward gold: three jeers!

Despite some truly frightening conflicts in the Middle East and Ukraine, despite signs of inflation in the United States, and despite promises to “print” from both the Japanese and European central banks, the price of gold has barely managed to climb above $1300 an ounce.

In fact, gold was the worst performing asset class in 2013 — down 24.8 percent. Yet gold is still the best-performing asset of this century!

All of which goes to show you that, when investing, it pays to take the long-term view — unless you are a day-trader, of course. Instead of chasing the best-performing asset, it often makes sense to quietly accumulate a small position in the seemingly least attractive asset.

And if you’re interested in taking that route with gold, there’s a new game in town.

The Merk Gold Trust

The Merk Gold Trust is a new exchange traded fund listed on the New York Stock Exchange under the trading symbol OUNZ. Here’s a brief description of what makes this fund slightly, but significantly, different from other exchange-traded gold funds. But for all the details, you should go to merkgold.com.

There are other ETFs that are based on the price of gold. But none is actually “deliverable” in gold. That’s a pretty sophisticated distinction, and one that you hope will remain meaningless. But at some point in the future, if you actually wanted to hold physical gold — either in the form of bars or bullion coins — this is the only ETF that actually has physical gold in a warehouse, ready for delivery to each and every fund shareholder.

In fact, the distinction between this ETF and others is so significant that on January 7,

2014, Merk Investments LLC was issued patent No. 8,626,641 by the United States Patent and Trademark Office for a “Deliverable commodity investment vehicle.”

Unlike other gold ETFs, which allow physical delivery only to very large holders, every shareholder in the Merk Gold Trust has the right to take delivery of physical gold. And you don’t have to SELL your shares to do it!

That is, you don’t have to make a sale and pay taxes on your profits to convert your shares into physical gold. You can convert to bullion or coins at any time — and can continue to hold them without any tax consequence until you decide to sell your bullion or coins.

There might just be a time when you would rather have gold coins than paper money. In the meantime, this investment allows you to benefit from all the positive aspects of owning a NYSE-listed security: the low cost of purchase, low annual fee of 0.4 percent, and ease of entry and exit simply by selling your shares through your broker. Plus, you have the ability to take possession of the actual gold.

Gold in the Vault

That gold is stored in bonded vaults in London. The fund’s chief investment officer and president, Axel Merk, recently visited the London vaults, holding the bars of gold that are separately allocated to the fund’s account. He sent this message to shareholders:

“On Friday, June 6, 2014, I conducted an on-site inspection of the Trust’s gold at the London vault of JPMorgan Chase Bank, N.A. (“Custodian”). My inspection included a complete count of the gold bars held in the Trust allocated account.

“At the time of my inspection, 84 gold bars were held by the Custodian on behalf of the Trust on an allocated basis. This included two gold bars that had been scheduled for delivery that day as part of a pending share creation.

“In total, according to the records of the Custodian, 34,137.432 fine troy ounces of gold were held on an allocated basis. The gold bars weighed between 385.547 and 429.139 fine ounces of gold with a purity between 99.75 percent and 99.99 percent. These records are consistent with those of Bank of New York Mellon (the “Trustee”) and my inspection.”

The thought of standing in a vault filled with gold bars is impressive. Bitcoin somehow misses that “turn-on” value! And, most notably, this is gold specifically allocated to the ETF, and ultimately its shareholders — not the property of a large global bank.

Dollar Diversification

Merk has previously launched a range of foreign-currency mutual funds, designed to allow diversification out of the dollar and into foreign currencies. (Full disclosure: I have been a long-time shareholder in the Merk Hard Currency Fund, since it was started in 2005.)

And in 2011, they launched an equity fund with a “currency overlay”, the Merk Currency Enhanced U.S. Equity Fund. It was designed to take advantage of the possibility — since realized — that all the global money printing might very well also push up equity prices.

The new Merk Gold Trust completes the creation of financial products that allow American investors to easily diversify their exposure to the U.S. dollar with a portion of their money.

Yes, the dollar, along with the U.S stock market, have actually been the best performers in the past few years, as fearful global money rushed to America despite our debt problems and slow economic growth. All those newly created fed dollars, plus the rush to a safe haven, have certainly been the major forces behind the soaring stock market.

America is seen as the “least-worst” place to store your wealth — and that is likely to continue for some time. But just as you always want to take out some “insurance” on the things you value most, you might want to take on a small “hedge” against the future buying power of the dollar.

That’s the role of gold in your portfolio. And now you have a new, more sophisticated way to buy it. That’s the Savage Truth.

COPYRIGHT 2014 TERRY SAVAGE PRODUCTIONS DISTRIBUTED BY CREATORS.COM

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.